UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                   -----------------------------------------

                                 SCHEDULE 13G/A

                   Under the Securities Exchange Act of 1934

                               (Amendment No. 4)

                                  Qiagen N.V.
                   -----------------------------------------

                                (Name of issuer)




                                Ordinary Shares
                   -----------------------------------------

                         (Title of class of securities)



                                   000N724821
                   -----------------------------------------

                                 (CUSIP number)

                               December 31, 2001
                      -------------------------------------

            (Date of Event which requires filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this schedule is filed:

                              |_| Rule 13d-1 (b)
                              |X| Rule 13d-1 (c)
                              |_| Rule 13d-1 (d)

-------------------                                -----------------------------
   CUSIP No.                       13G                   Page 2 of 6 Pages
  000N724821
-------------------                                -----------------------------



--- ----------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Deutsche Bank AG
--- ----------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) |_|
                                                                  (b) |_|
--- ----------------------------------------------------------------------------
3   SEC USE ONLY

--- ----------------------------------------------------------------------------
4   CITIZENSHIP OR PLACE OF ORGANIZATION

    Federal Republic of Germany
---------------------------- ------ --------------------------------------------
NUMBER OF SHARES             5      SOLE VOTING POWER
                                    561,491
                             ------ --------------------------------------------
BENEFICIALLY OWNED BY               SHARED VOTING POWER
                             6      3,644,416
                             ------ --------------------------------------------
EACH REPORTING                      SOLE DISPOSITIVE POWER
                             7      561,491
                             ------ --------------------------------------------
PERSON WITH                         SHARED DISPOSITIVE POWER
                             8      3,852,338
--- ----------------------------------------------------------------------------
 9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    4,413,829
--- ----------------------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
    CERTAIN SHARES                                                      |_|
--- ----------------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

    3.0%
--- ----------------------------------------------------------------------------
12  TYPE OF REPORTING PERSON

    HC, BK, CO
--- ----------------------------------------------------------------------------

Item 1 (a).    Name of Issuer:

               Qiagen N.V. (the "Issuer")

Item 1(b).     Address of Issuer's Principal Executive Offices:

               The address of the Issuer's principal executive office Sportstraat 50, 5911 KJ Venlo, The Netherlands.

Item 2(a).     Name of Person Filing:

               This statement is filed on behalf of Deutsche Bank AG (the "Reporting Person"). This Schedule 13G/A is being filed pursuant to Rule 13d-2(b).

Item 2(b).     Address of Principal Business Office or, if none, Residence:

               The principal place of business of the Reporting Person is Taunusanlage 12, D-60325, Frankfurt am Main, Federal Republic of Germany.

Item 2(c).     Citizenship:

               The citizenship of the Reporting Person is set forth on the cover page.

Item 2(d).     Title of Class of Securities:

               The title of the securities is ordinary shares (the "Ordinary Shares").

Item 2(e).     CUSIP Number:

               The CUSIP number of the Ordinary Shares is set forth on the applicable cover page.

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

               (a) |_| Broker or dealer registered under section 15 of the Act;

               (b) |_| Bank as defined in section 3(a)(6) of the Act;

               (c) |_| Insurance Company as defined in section 3(a)(19) of the
                       Act;

               (d) |_| Investment Company registered under section 8 of the
                       Investment Company Act of 1940;

               (e) |_| An investment adviser in accordance with Rule 13d-1
                       (b)(1)(ii)(E);

               (f) |_| An employee benefit plan, or endowment fund in
                       accordance with Rule 13d-1 (b)(1)(ii)(F);

               (g) |_| A parent holding company or control person in accordance
                       with Rule 13d-1 (b)(1)(ii)(G);

               (h) |_| A savings association as defined in section 3(b) of the
                       Federal Deposit Insurance Act;

               (i) |_| A church plan that is excluded from the definition of an
                       investment company under section 3(c)(14) of the Investment Company Act of 1940;

               (j) |_| Group, in accordance with Rule 13d-1 (b)(1)(ii)(J).

               If this statement is filed pursuant to Rule 13d-1 (c), check this box. |X|

Item 4.        Ownership.

               (a) Amount beneficially owned:

                           The Reporting Person owns the amount of the Ordinary
Shares set forth on the cover page.

               (b) Percent of class:

                    The Reporting Person owns the percentage of the Ordinary
               Shares set forth on the cover page.

               (c) Number of shares as to which such person has:

                    (i) sole power to vote or to direct the vote:

                        The Reporting Person has the sole power to vote or
                    direct the vote of the Ordinary Shares set forth on the cover page.

                    (ii) shared power to vote or to direct the vote:

                        The Reporting Person has the shared power to vote or
                    direct the vote of the Ordinary Shares set forth on the cover page.

                    (iii) sole power to dispose or to direct the disposition of:

                        The Reporting Person has the sole power to dispose or
                    direct the disposition of the Ordinary Shares set forth on the cover page.

                    (iv) shared power to dispose or to direct the disposition
                         of:

                        The Reporting Person has the shared power to dispose or
                    direct the disposition of the Ordinary Shares set forth on the cover page.

Item 5.        Ownership of Five Percent or Less of a Class.

               If this statement is being filed to report the fact that as of the date hereof the reporting persons have ceased to be the beneficial owners of more than five percent of the class of securities check the following [x].

Item 6.        Ownership of More than Five Percent on Behalf of Another Person.

               Investment management clients of the subsidiaries listed in item 7 below have the ultimate right to any dividends from Ordinary Shares and the proceeds from the sale of Ordinary Shares.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

               The following are subsidiaries of the Reporting Person which acquired Ordinary Shares included in the figures on the cover pages: DWS Investment GmbH, Deutsche Vermogensbildungsgesellschaft mbH, DWS (Austria), Vienna, DWS Investment S.A., Luxemburg, Deutsche Bank Lubeck AG vormals Handelsbank, Deutsche Asset Management Limited, Deutsche Asset Management Europe GmbH, Deutsche Asset Management Group Limited, Deutsche Asset Management (International) Limited, Deutsche Asset Management Investment Services Limited, Deutsche Bank Luxembourg, DB Luxembourg S.A. and Deutsche Bank International Limited - Banking, Jersey.

Item 8.        Identification and Classification of Members of the Group.

               Not applicable.

Item 9.        Notice of Dissolution of Group.

               Not applicable.

Item 10.       Certification.

               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 12, 2002



                                                DEUTSCHE BANK AG



                                                By: /s/ Jeffrey A. Ruiz
                                                    --------------------------
                                                    Name:   Jeffrey A. Ruiz
                                                    Title:  Vice President



                                                By: /s/ Margaret M. Adams
                                                    ---------------------------
                                                    Name:   Margaret M. Adams
                                                    Title:  Director